IMC Holdings, Inc.
12121 Jones Road
Houston, TX 77070

November 7, 2014

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0406

Re:	IMC Holdings, Inc. Withdrawal of Registration Statement on Form S-1 Filed November 21, 2013 File No. 333-192479

Dear Ms. Jacobs:

On behalf of IMC Holdings, Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-192479), as initially filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 (the “Registration Statement”) be withdrawn effective immediately.  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.  The Registration Statement has not been declared effective and none of the Company's securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to our legal counsel, Robert J. Huston III, Esq., via e-mail at bob_huston@yahoo.com.

If you have any questions, please do not hesitate to contact Robert J. Huston III, Esq. by telephone at 949-230-0259.

Sincerely,

/s/ Robert Zayas, M.D.

Robert Zayas, M.D., President

cc: Robert J. Huston, III, Esq.